/ / Check this box if no longer                           U.S. SECURITIES AND EXCHANGE COMMISSION
subject to Section 16.  Form 4
or Form 5 obligations may                                        Washington, D.C. 20549
continue
See Instruction 1(b).                             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                          Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                                 Section 30(f) of the Investment Company Act of 1940

---------------------------------------------------------------------------------------------------------------------------

1. Name and Address of   2. Issuer Name and Ticker or Trading Symbol     6.  Relationship of Reporting Person to
   Reporting Person*                                                         Issuer (Check all applicable)
                         LabOne, Inc.
                                                                            X   Director       __ 10% Owner
-----------------------------------------------------------------------
(Last) (First) (Middle)   3. IRS or Social         4. Statement for         X   Officer        __ Other
                             Security                 Month/Year                (give title       (specify below)
                             Number of Reporting                                 below)
Grant II, W. Thomas          Person (Voluntary)       April 2001            Chairman of the Board of Directors, President, Chief
                                                                            Executive Officer and Class C Director.
-------------------------                         -------------------------------------------------------------------------
        (Street)                                  5. If Amendment, Date  7. Individual or Joint/Group Filing
                                                     of Original            (Check applicable line)
                                                     (Month/Year)          X  Form filed by One Reporting
10101 Renner Boulevlard                                                       Person
                                                                          ___ Form filed by More than One
                                                                              Reporting Person
---------------------------------------------------------------------------------------------------------------------------
(City)    (State)   (Zip)              Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned.

Lenexa, Kansas 66219
---------------------------------------------------------------------------------------------------------------------------

1.  Title of Security    2.  Trans-    3. Trans-    4. Securities          5.  Amount of     6. Ownership   7. Nature
    (Instr. 3)               action       action       Acquired (A)            Securities       Form:          of Indirect
                             date:        Code         or Disposed of (D)      Beneficially     Direct         Beneficial
                                          (Instr.8)    (Instr. 3, 4 and 5)     Owned at         (D) or         Ownership
                                                                               End of Mth       Indirect       (Instr. 4)
                             (Month/                                           (Instr. 3        (I)
                             Day/                                               and 4)          (Instr.4)
                             Year)
                                       ------------------------------------
                                       Code   V     Amount   (A) or  Price
                                                             (D)
---------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                     45,083          D(1)
---------------------------------------------------------------------------------------------------------------------------
Common Stock              04/10/2001    G(2)         4,150    D
---------------------------------------------------------------------------------------------------------------------------
Common Stock              04/10/2001    G(2)         4,150    A                  38,396          I                  (3)
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

* If the  Form  is  filed  by  more  than  one  Reporting  Person,  see instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Print or Type Responses)
                                                                                                         PAGE 1 OF 2 PAGES

(Table Continued)

                FORM 4 (continued)  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                (e.g., puts, calls, warrants, options, convertible securities)

  ==================================================================================================================================

  1.Title of  2.Conver-  3.Trans-  4.Trans-  5.Number    6.Date Exerci-   7.Title and  8.Price    9.Number    10.Owner-   11.Nature
    Deriva-     sion or    action    action    of Deriv-   sable and        Amount of    of         of Deri-     ship        of In-
    tive        Exercise   Date      Code      ative       Expiration       Underlying   Deriva-    vative       Form of     direct
    Security    Price of   (Month/   (Instr.   Securi-     Date (Month/     Securities   tive       Securi-      Deriv-      Bene-
    (Ins. 3)    Deriv-     Day/      8)        ties        Day/Year)        (Instr. 3    Security   ties Bene-   ative       ficial
                ative      Year)               Acquired                     and 4)       (Instr.    ficially     Security;   Owner-
                Security                       (A) or                                       5)      Owned at     Direct      ship
                                               Disposed                                             End of       (D) or      (Instr.
                                               of (D)                                               Month        Indirect    4)
                                               (Instr. 3,                                           (Instr.      (I)
                                               4, and 5)                                            4)           (Instr.
                                                                                                                 4)

                                   ---------------------------------------------------
                                    Code  V    (A)  (D)   Date     Expira-
                                                          Exer-    tion
                                                          cisable  Date
  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ==================================================================================================================================

      Explanation  of Responses:  (1) Includes 27,290 shares of common stock held in an individually directed account under LabOne's 401(k) plan, as to which Mr. Grant has sole investment power only; (2) Shares trans-
      ferred to Joseph Michael Grant, son of the Mr. Grant, as a distribution from the trust of W. Thomas Grant II Custodian for Joseph Michael Grant
      UGMA/KS custodian of the shares under the Uniform Gift to Minors Act.
      Mr. Grant disclaims beneficial ownership of all securities held by his son, and this report shall not be deemed an admission that Mr. Grant is the beneficial owner of these shares for purposes of Section 16 or any other purpose, (3)(a) Includes (i) 31,773 shares of common stock held by
      Mr. Grant as custodian for his children; and (ii) 2,473 shares owned by
      Mr. Grant's wife as to which Mr. Grant disclaims beneficial ownership, and this report shall not be deemed an admission that Mr. Grant is the beneficial owner of these shares for purposes of Section 16 or any other purpose; and (b) Excludes shares held in a family trust for which Mr.
      Grant serves as co-trustee and in that capacity shares voting and invest-
      ment powers, but has no pecuniary interest.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                  /s/ W. Thomas Grant II by attorney-in-fact Randy Shelton    May 8, 2001                               May     , 2001
                                                  --------------------------------------------------------    -----------------
                                                  W. Thomas Grant II by attorney-in-fact Randy Shelton        Date

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

                                                                                                         PAGE 2 OF 2 PAGES